APT SYSTEMS, INC.

505 Montgomery Street, 11th Floor

San Francisco, CA 94111

July 9, 2018

Ms. Erin Martin

General Attorney

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: APT Systems, Inc.

     Amendment No. 1 to Registration Statement on Form S-1

     Filed on July 5, 2018

     File No. 333-225847

Dear Ms. Martin:

This letter shall serve as the request of APT Systems, Inc., pursuant to Rule 461, to accelerate the   effectiveness of the above-referenced Registration Statement to Tuesday, July 10, 2018, 4:00 PM EST, or the soonest practicable date thereafter.   We are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We further acknowledge the following:

    *    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    *    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    *    the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Glenda Dowie

Glenda Dowie

President and Principal Executive Officer